BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

January 29, 2014 VIA EDGAR AND FEDEX Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director	WRITER’S DIRECT DIAL 650 473 2670 WRITER’S E-MAIL ADDRESS jdepalma@omm.com

Re:	Dicerna Pharmaceuticals, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-193150) Filed January 28, 2014

Dear Mr. Riedler:

We refer to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-193150) filed by Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on January 28, 2014 (the “Registration Statement”). On behalf of the Company, we hereby supplementally submit this letter in connection with the review of the Registration Statement by the staff of the Commission (the “Staff”).

This letter is being submitted concurrently with Amendment No. 4 to Registration Statement on Form S-1 filed with the Commission on the date hereof (the “Amendment No. 4”). We have also sent to your attention courtesy copies of Amendment No. 4 marked to show the changes to the Registration Statement.

The purpose of this letter is to clarify (i) the determination by the Company to sell and issue shares of Series C preferred stock for a purchase price per share of $7.00; (ii) the August 31, 2013 contemporaneous valuation of the common stock at a per share fair value of $3.42; and (iii) the December 31, 2013 preliminary retrospective valuation of the common stock at a per share fair value of $7.42.

$7.00 Series C Preferred Stock Financing

As disclosed on page 62 of Amendment No. 4, on July 30, 2103, the Company issued and sold 8,142,891 shares of Series C preferred stock at a purchase price of $7.00 per share for aggregate proceeds of $57.0 million (the “Series C Financing”).

† In association with Tumbuan & Partners

January 29, 2014 - Page 2

As the Company ran out of cash in June 2013, and existing investors were unwilling to invest additional capital, this Series C Financing was negotiated with three new investors as a “down round” resulting in significant dilution to existing investors/management and a $7.00 per share price. Specifically, the new investors required, as a condition to closing, that the Company effect a one-for-25 reverse split of its Series A and Series B preferred and a one-for-250 reverse split of its common stock.

As of June 30, 2013, the Company had cash and cash equivalents of $1.8 million, which would have allowed the Company to continue operations for less than two months. All of these remaining funds had been secured by the Company in a $3.0 million “bridge financing” that closed in June 2013. As disclosed on page 116 of Amendment No. 4, in the bridge financing, the Company issued convertible promissory notes, bearing a simple interest rate of seven percent (7%) per annum, in an aggregate principal amount of $3.0 million. The bridge financing was intended to “bootstrap” the Company to a funding event, with the notes becoming due and payable in cash (rather than converted into preferred stock) if the Company failed to find third parties willing to invest in a preferred stock financing of the Company.

$3.42 Contemporaneous Common Stock Valuation at August 31, 2013

As disclosed on page 62 and 63 of Amendment No. 4, the decrease in the estimated per share fair value of the Company’s common stock calculated in the valuation as of August 31, 2013 of $3.42 per share decreased from the December 31, 2012 valuation of $15.00 per share primarily due to the following factors:

■	the purchase price per share of the Company’s Series C preferred stock was $7.00, a purchase price negotiated on arm’s length terms with third parties that were not related parties prior to purchasing shares in the Series C Financing, and these third parties purchased half of the shares of Series C preferred stock sold by the Company in the Series C Financing;

■	the Company’s preferred stock is entitled to certain senior rights, preferences and privileges as compared to the common stock, including a dividend preference as, if and when declared by the board of directors of the Company, a liquidation preference and a redemption right;

■	at the time of the Series C Financing and the August 31, 2013 contemporaneous valuation, the consummation of an initial public offering was a possibility considered by management, but it was not considered more likely than continuing to run the business as a private company after the Series C Financing, and management focused its attention on the use of funds from the Series C Financing to develop a product candidate to advance out of preclinical development, leaving open the possibility of being acquired by another company or remaining a private company;

January 29, 2014 - Page 3

■	all of the Company’s product candidates are in preclinical development, a stage of development at which it is difficult to obtain substantial private sector equity financing and even more difficult to obtain public financing, in contrast with later state biopharmaceutical companies, which tend to have a greater number of potential sources of financing; and

■	the Company was delayed in identifying product candidates, which significantly impacted the Company’s ability to demonstrate potential to advance a product candidate out of preclinical development, a key factor in seeking financing from investors in either private or public markets.

$7.42 Preliminary Retrospective Common Stock Valuation as of December 31, 2013

As disclosed on page 64 of Amendment No. 4, in early January 2014, the Company became aware of information which it reasonably assumed examination of contemporaneous information in December 2013 could have uncovered, and as a result had a preliminary retrospective valuation conducted. The valuation concluded that, with such contemporaneous information, the fair value of our common stock as of December 31, 2013 was $7.42 per share primarily due to the following factors:

■	feedback from investment bankers that the Company has an increased probability of executing a successful initial public offering in the first quarter of 2014; and

■	feedback from investment bankers that public investors could potentially price the Company’s common stock in the range of $11.00 to $13.00 per share in such an initial public offering.

As a result, the Company plans to record stock-based compensation charges in relation to the December 4, 2013 and December 30, 2013 option grants for the quarter ended December 31, 2013 based on the grant date fair value of our common stock as determined by the retrospective valuation, which will be reflected in our financial statements for the fiscal year ended December 31, 2013.

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January 29, 2014 - Page 4

The Company respectfully requests the Staff’s assistance in completing the review of this letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (650) 473-2670.

Sincerely,

/s/ Jennifer A. DePalma
Jennifer A. DePalma, Esq. of O’Melveny & Myers LLP

cc:	Douglas M. Fambrough, III, Ph.D., Dicerna Pharmaceuticals, Inc.
James E. Dentzer, Dicerna Pharmaceuticals, Inc.
Sam Zucker, Esq., O’Melveny & Myers LLP